The Payden & Rygel Investment Group
333 South Grand Avenue
Los Angeles, California 90071
January 27, 2010
Laura Hatch
Staff Accountant
Office of Disclosure
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Re:	The Payden & Rygel Investment Group
Dear Ms. Hatch:
     As we agreed, this letter is a follow-up to your telephone call to us with respect to a couple of questions you had about the Annual Report for the twelve months ended October 31, 2009 for The Payden & Rygel Investment Group (the “Group”).
     1. You inquired whether the Payden Global Equity Fund met the 80% name rule test based on the information in the “Portfolio Highlights & Investments” section for the Fund at pages 47-48 of the Annual Report. We reviewed the Fund’s holdings and believe that the Fund does meet the 80% test. At October 31, 2009, the Fund had invested $4,697,000 in equity “Exchange Traded Funds,” and had invested in equity “Open Futures Contracts” with a notional value of $6,055,000. The Fund also held cash of $3,512,000 in a money market fund under the section labeled “Investment Company,” and held $4,280,000 in a section labeled “Bonds.” However, the securities in the “Bond” section represent the underlying cash that supports the futures contracts. As you can see from the individual securities listed in the “Bond” section, this cash was invested in short term securities, i.e., treasury bills, discount notes and other short term securities with maturities of no more than 8 1/2 months; these would be analogous to investments in a money market fund.
     2. We also noted the two or three typological errors you pointed out and will correct those in future semi-annual or annual reports.

Laura Hatch
January 27, 2010

     3. We filed today the Rule 17g-1 joint fidelity bond for the Group and related parties. I determined that we had the filing package ready for filing in October 2009 following our receipt of a copy of the joint fidelity bond from our broker, and then the filing process was interrupted for some reason. I apologize for that, and we have changed our procedures to ensure that does not occur again.
     If you have any further questions or comments, please contact the undersigned at (213) 625-1900.
Very truly yours,
Edward S. Garlock
Managing Principal and
General Counsel